[SUTHERLAND ASBILL & BRENNAN LLP]




W. THOMAS CONNER
DIRECT LINE: 202-383-0590
Internet: tconner@sablaw.com


                                January 23, 2003



VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Kansas City Life Variable Annuity Separate Account
                  File No. 333-98805
                  Accession No. 0000940338-03-000004
                  Withdrawal of Registration Withdrawal Request

Commissioners:

         On behalf of the Kansas City Life Variable Annuity Separate Account of Kansas City Life Insurance Company ("Kansas City Life"), we hereby withdraw the "withdrawal of registration statement" (Form RW) filed pursuant to Rule 477 under the Securities Act of 1933 on January 13, 2003.

         Although that withdrawal request contained the correct file number for the registration statement Kansas City Life seeks to withdraw (File No. 333-101316), the EDGAR submission header for Form RW contained an incorrect file number (File No. 333-98805). Kansas City Life does not seek to withdraw registration statement File No. 333-98805. Kansas City Life will file another withdrawal of registration statement request to withdraw registration statement File No. 333-101316.

         If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0590. Thank you.

                                                     Sincerely,

                                                     /s/ W. Thomas Conner

                                                     W. Thomas Conner

cc:      Michael Barker
         Thomas J. Reyes